Exhibit 99.6

Canada Pension Plan Investment Board One Queen Street East, Suite 2500 Toronto, ON M5C 2W5 Canada www.cppib.com

The Honorable Shirin Emami

Acting Superintendent of Financial Services

New York State Department of Financial Services

One State Street

New York, NY 10004-1511

Special Commitment to the New York State Department of Financial Services

Re:	Application for Determination of Non-Control of Enstar Group Holdings and Pavonia Life Insurance Company of New York by Canada Pension Plan Investment Board Pursuant to New York Insurance Law (“Insurance Law”) § 1501(c) (“Application”)

Dear Acting Superintendent Emami:

In connection with the Application, Canada Pension Plan Investment Board (“CPPIB”) agrees that it will not:

1. (i) Acquire or retain voting shares of Pavonia Life Insurance Company of New York (the “Domestic Insurer”) or Enstar Group Limited (“Enstar”) in a manner that would cause CPPIB’s aggregate ownership of such shares, either directly or indirectly through ownership by Epsilon Share Holding Limited Partnership (or any successor to, or assign or transferee from, the Epsilon Share Holding Limited Partnership), to exceed an aggregate amount of 16% of the outstanding voting common stock of the Domestic Insurer or Enstar or (ii) exercise the discretionary power to vote, either directly or indirectly through Epsilon Share Holding Limited Partnership (or any successor to, or assign or transferee from, the Epsilon Share Holding Limited Partnership), more than 9.9% of the outstanding voting common stock of the Domestic Insurer or Enstar;

2. Purchase the common stock of the Domestic Insurer or Enstar other than solely for investment purposes, and will not make such purchases for the purposes of acquiring or seeking to acquire control over the Domestic Insurer or Enstar or its insurance subsidiaries;

3. By any means direct or cause the direction, or attempt to direct or cause the direction, of the management or policies of the Domestic Insurer or Enstar, including exercising or attempting to exercise a controlling influence over the management or policies of the Domestic Insurer or Enstar or otherwise exercise or attempt to exercise control over the Domestic Insurer or Enstar.

4. Propose a director or slate of directors in opposition to a nominee or slate of nominees proposed by the management or the Board of Directors of the Domestic Insurer or Enstar;

5. By any means exercise control or a controlling influence over the management or policies of the Domestic Insurer or Enstar, pursuant to Insurance Law §1501(a)(1) or (2), by means of having one member on the Board of Directors of the Domestic Insurer or Enstar;

6. Solicit or participate in soliciting proxies with respect to any matter presented to the shareholders of the Domestic Insurer or Enstar;

7. Dispose or threaten to dispose (explicitly or implicitly) of equity interests in the Domestic Insurer or Enstar in any manner as a condition or inducement of specific action or non-action by Enstar or any of its subsidiaries; or

8. Without 30 days’ prior notification to the New York State Department of Financial Services, enter into any transactions with the Domestic Insurer of the kinds set forth in Insurance Law §§ 1505(c) or (d).

Very truly yours,

Canada Pension Plan Investment Board

By:	/s/ Pierre Lavallee for
Name:	Eric M. Wetlaufer
Title:	Senior Managing Director & Global Head of Public Market Investments